Mail Stop 4561

April 17, 2009

Ms. Dee Dee Lowry
Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Hwy. 98 West
Hattiesburg, MS 39402

> Re: **The First Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 000-22507**

Dear Ms. Lowry:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision and Allowance for Loan Losses, page 13

1.   We note your disclosure that management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable. Disclosing that management considers future events may suggest to readers that you consider future events and conditions in determining your allowance for loan losses, which does not appear consistent with estimating probable losses incurred as of a financial reporting date consistent with GAAP. Please confirm to us that in future filings you will remove reference to considering future events and conditions in determining your allowance for loan loss.

2.   Please confirm to us that in future Forms 10-K you will present all of the disclosures required by Items III and IV of Industry Guide 3 for the past five years. Refer to General Instruction 3(b) of Industry Guide 3.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note C – Securities, page 39

3.   We note that you report unrealized losses of $249,801 related to "other" available-for-sale securities. Based on your MD&A disclosure on page 21 these appear to be mutual fund investments. Please refer to FSP 115-1 and SAB Topic 5.M and provide us with your comprehensive analysis describing how you determined that your mutual fund investments were not other than temporarily impaired as of December 31, 2008. In your analysis, please address the following for each mutual fund investment:

- the nature and terms of the investment;
- the individual security's cost basis and market value as of December 31, 2008;
- the duration and the extent to which the market value has been less than cost;
- how you specifically considered the duration and severity of the loss;
- your estimate of the time period in which the security will recover its value and your basis for this estimate;
- how you determined that you have the intent and ability to retain your mutual fund investments for a period of time sufficient to allow for any anticipated

           recovery in market value in light of the fact that these are equity investments for which there are not contractual provisions for a return of your principal investment; and

- other evidence you considered; such as issuer credit ratings, industry analyst reports, sector credit ratings, volatility of the security's fair value.

           For additional guidance, see also the discussion in Section II.H.1 of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance.

4.   As a related matter, in future filings please provide all of the disclosures required by paragraph 17(b) of FSP FAS 115-1 and FAS 124-1. Provide us with your proposed future disclosure using your December 31, 2008 financial information as an example.

Exhibit 31 - Rule 13a-14(a)/15d-14(a) Certifications

5.   The language of certifications required by Rules 13a-14(a) and 15d-14(a) should be in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as noted in applicable staff interpretations. Your certifications include inappropriate modifications, such as including the title of the certifying individual with the identification of the certifying individual, reference to the "small business issuer" instead of the "registrant," omitting reference to establishing and maintaining internal controls over financial reporting in paragraph 4 introductory language, and omitting paragraph 4(b). Please file an amended Form 10-K to provide the appropriate certifications consistent with Item 601(b)(31) of Regulation S-K.

                  *   *   *   *

           Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

           We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

           In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Ms. Dee Dee Lowry
The First Bancshares, Inc.
April 17, 2009
Page 4

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief